UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)
____________________

ASI TECHNOLOGY CORPORATION
 (Name of Issuer)

Common Stock, par value $0.02 per share
 (Title of Class of Securities)

00208C103
(CUSIP Number)

Robyne J. Brooks
3286 Brentwood Street
Las Vegas, Nevada 89121
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2007 (See Item 3)
 (Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 00208C103		Page 2 of 4

SCHEDULE 13D

CUSIP No. 131916108
1.	NAMES OF REPORTING PERSON Robyne J. Brooks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,220,000 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	1,220,000 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,220,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	7.7%
14.	IN

CUSIP # 00208C103	Page 3 of 4

Item 1.	Security and Issuer

Response unchanged.

Item 2.	Identity and Background

Response unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Response unchanged.

Item 4.	Purpose of Transaction

Response unchanged.

Item 5.	Interest in Securities of the Issuer

The percentage of the Issuer’s outstanding common stock changed solely on the report of additional sale by the Issuer reported on Form 8-K filed on March 29, 2007.
(a) 1,220,000, 7.7%
(b) 1,220,000, 7.7%
(c) None
(d) None
(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7.	Materials to be Filed as Exhibits

None

CUSIP # 00208C103	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2010	/s/ Robyne J. Brooks
Robyne J. Brooks